Exhibit 99.1

Liberty Defense Enters Commercial Loss Prevention Market with Multi-Site HEXWAVE Agreement

A third-party logistics and manufacturing provider will deploy two HEXWAVE systems at a U.S. facility in 2026, with additional systems projected for a second facility in 2027.

Wilmington, MA, USA – September 16th, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced that a provider of third-party logistics, warehousing and manufacturing services will deploy two HEXWAVE™ systems at one of its U.S. facilities in 2026, and is projecting additional systems for a second facility in 2027.

The customer is acquiring the systems under a financing option Liberty offers commercial customers, which lets a buyer bring screening online without a capital request. Financial terms were not disclosed. Similar to other HEXWAVE deployments, the systems are covered by a service and support agreement.

The company handles and manufactures product on behalf of its own customers, which puts customer intellectual property inside its buildings alongside its own inventory. A walk-through metal detector finds metal. HEXWAVE detects metallic and non-metallic items concealed on a person, including ceramics, plastics and powders, and reports the location by body region so the operator knows where to look.

Screening the same workforce every shift is a different problem from screening a crowd once. The HEXWAVE operator sees a generic body outline rather than a picture of the person being screened, and HEXWAVE does not store images or capture personal information about the people it screens. In the S-Configuration people follow the floor arrows through the lane at a walking pace without stopping.

“Loss prevention buys differently than other critical infrastructure applications do,” said Bill Frain, CEO of Liberty Defense. “A distribution and manufacturing operation is protecting against something that shows up on the books every quarter, and the customer almost always runs more than one building. We are not only protecting the employees, but we are safeguarding the assets. This customer is a strong fit for HEXWAVE and represents the kind of commercial market the technology was built to serve.”

HEXWAVE detects metallic and non-metallic threats using millimeter wave technology and 3D video-rate imaging, with automatic threat detection powered by AI and deep learning algorithms. It also detects contraband and other prohibited items, including liquids, powders, plastics, vapes and phones. HEXWAVE has been selected for use in aviation, government buildings, laboratories, courthouses, correctional facilities, and a range of public and commercial venues.

About Liberty Defense

Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

For further information about Liberty Defense, please contact:
Jay Adelaar
Senior Vice President of Capital Markets, Liberty Defense
604-809-2500
jay@libertydefense.com

For sales information, please contact:
Ian McNaughton
Senior Director Business Development, Liberty Defense
613-292-3669
imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA